March 10, 2005

Mail Stop 0409

Oliver T. Carr, III
Chairman, President and Chief Executive Officer
Columbia Equity Trust, Inc.
1750 H Street, N.W., Suite 500
Washington, D.C.  20006

Re:	Columbia Equity Trust, Inc.
      Registration Statement on Form S-11 Filed February 9, 2005
      Registration No. 333-122644

Dear Mr. Carr:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. We note that, immediately after or simultaneously with the commencement of the offering, the company will participate in formation transactions that will involve the issuance of the following securities:
* operating partnership units to unaffiliated third parties in connection with the acquisition of the Greenbriar, Sherwood Plaza, Fair Oaks and Meadows IV properties;
* operating partnership units to unaffiliated third parties and affiliates of Carr Capital in connection with the acquisition of the
King Street property;
* operating partnership units to unaffiliated third parties and affiliates of Carr Capital in connection with the acquisition of the
Madison Place Street property;
* operating partnership units to unaffiliated third parties and affiliates of Carr Capital in connection with the acquisition of the
Atrium property;
* operating partnership units to unaffiliated third parties and affiliates of Carr Capital in connection with the acquisition of the
Independence Center property;
* operating partnership units to affiliates of Carr Capital in connection with the acquisition of the 1575 Eye Street property;
* operating partnership units to affiliates of Carr Capital in connection with the acquisition of the Meadows V property; and
* operating partnership units to Carr Capital in connection with the acquisition of the certain asset management services agreements. Please supplementally provide us with your analysis with respect to the potential for the integration of the offers and sales of operating partnership units and the public offering of common stock.
Specifically address how and when the actual amount of consideration will be determined. Provide a discussion of any relevant staff interpretations. Please refer to Black Box Incorporated (June 26,
1990) and Squadron, Ellenoff, Plesant & Lehrer (February 28,
1992).
We may have further comment.

2. We note that you intend to elect to be taxed as a REIT and that a significant portion of the net proceeds of the offering has not yet been committed to investing in identified real estate related assets.
Accordingly, it appears that your offering constitutes a "blind-pool" or "non-specified property program." Please revise to include prior performance information similar to that required under Item 8 and Appendix II of Industry Guide 5. Refer to SEC Release 33-6900.
If
you do not believe you are required to provide prior performance disclosures, or if you do not believe that you have any prior performance to disclose, please supplementally explain the basis for your belief.

3. Supplementally, provide copies of market and industry data that you cite or rely on in your filing. These materials should be appropriately marked, dated, and refer to the page number on which they are cited.

4. Please supplementally provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

5. Please note that any sales literature that is to be used in connection with this offering must be submitted to us supplementally prior to use, including sales literature intended for broker-dealer use only. Please submit all written sales materials proposed to be transmitted to prospective investors, orally or in writing, with your next filing or as soon as it is available. Sales materials must set forth a balanced presentation of the risks and rewards to investors and should not contain any information or disclosure that is inconsistent with or not also provided in the prospectus. For guidance, refer to Item 19.D of Industry Guide 5.

6. Please provide all omitted information in the prospectus, other than pricing information, in your next amendment.

7. Please update all financial statements included in the filing as required by Rule 3-12 of Regulation S-X.

Cover Page
8. We note the disclosure regarding your intention to apply to list
the shares on the NYSE.  Supplementally tell us the basis for your
belief that you will be listed on the NYSE.   Please refer to the
note to Item 202 of Regulation S-K.

9. Pursuant to Item 1.D. of Guide 5, please revise the cover page to identify the most significant risk factors related to the purchase of the securities. See also Section II.A.3.a of SEC Release 33-6900 for guidance.

Prospectus Summary

10. Please limit your use of technical jargon in the forepart of your prospectus. Terms such as "lease-up risk," "Class A and B office space," seem to be industry terms that may not be readily understood by someone who is not familiar with your business or your industry.
Instead of using technical terms, explain these concepts in clear plain language. See Rule 421(b) of Regulation C.

11. Please revise to limit your summary to a brief overview of the key aspects of your company and this offering. For example, we note your summary contains a lengthy description of the company`s business, including your market, business strategy, competitive strengths, asset management agreements, investment criteria and structure. Much of this detailed information is better suited for the body of the prospectus. Please revise to limit your summary to the key aspects of your business and your offering. Also, if you wish to retain a summary of your business strategy and competitive strengths, please limit the bullet points to one sentence per bullet point, similar to the presentation of summary risk factors. See Item
503(a) of Regulation S-K.

Overview, page 1

12. Please revise this section to clearly disclose the total amount of consideration you will pay for your interest in the initial properties. Further, indicate the total indebtedness you will assume.

	Our Market, page 2

13. Refer to your reference of "Class A and B office space" in the second paragraph. Please revise to describe which class your initial properties would fit into at the present time.

	Competitive Strengths, page 3

14. Our Local Market Knowledge and Relationships. We note your disclosure that through your relationships with your extensive network of property owners, developers, tenants, property managers and brokers, you expect to continue to source attractive acquisition opportunities. If you choose to retain this disclosure, please revise to discuss the nature of these relationships. What is the basis of each relationship? Are they formal relationships? What benefits will both parties receive from such relationships?

15. Our Growth-Oriented Capital Structure. Please revise to clarify whether your operating documents contain any limits on the amount of debt you may hold. We note that you intend to limit debt to 55 to 60% of total market capitalization.

16. Our Growth-Oriented Capital Structure. You indicate in the last sentence that Carr Capital has demonstrated access to private institutional capital from joint venture partners such as JP Morgan
Investment Management, Inc., Aetna Life Insurance Company, Invesco Realty Advisors and The Carlyle Group. Please revise to discuss any current commitments for capital from these institutional investors or tell us why you believe this language is appropriate. Alternatively, delete this language or clarify that you do not currently have commitments from these institutions.

Our Initial Properties, page 5

17. Please revise to identify the joint venture partners.



Formation Transactions, page 7

18. You indicate throughout this section that you will acquire certain interests in properties from affiliates of Carr Capital. Please expand your disclosure to specifically quantify the ownership percentage each insider has in each of the contributing entities. In addition, please revise your disclosure throughout to describe the business reasons for such restructuring.

19. Please revise the last paragraph under this heading to specifically name all parties to the contribution agreements. Also, please disclose the amount that each affiliate will receive in connection with the formation transactions. Provide similar disclosure in the body of the prospectus under the heading "Formation
Transactions."

20. We note that you did not obtain third party appraisals for the properties being contributed by affiliates. Please revise to discuss how the value of the property was determined. Provide similar disclosure in the body of the prospectus under the heading
"Formation
Transactions."

	Our Tax Status, page 12

21. Please revise to clarify that you have received an opinion of counsel regarding your REIT status.

Risk Factors, page 17

22. Please avoid using generic conclusions such as "adversely affect," "negatively affect" or "materially adversely effected," when describing the risks. For example, on page 20 you state that your "management has no experience operating a REIT or a public company which could have an adverse effect" on your operations. Replace this, and similar language, with specific disclosure of how you, your business, financial condition and results of operations would be affected by the facts you describe.

	Risk Related to Our Business and Properties, page 17

      We may be impacted by our tenants` failure to make lease payment..., page 18

23. Please revise to indicate whether any of the current tenants are in default.





Our revenue and cash available for distribution to stockholder could be materially adversely affected..., page 19

24. We note that if any of your significant tenants becomes insolvent it would harm your financial condition. Please identify any of your significant tenants that are in bankruptcy or have threatened to file for bankruptcy protection.

We may not be successful in identifying suitable acquisitions that meet our criteria..., page 19

25. Please revise to briefly explain how you acquire commercial office properties in "off-market" transactions. Provide a more detailed discussion in your Business section.

We may invest in properties in other real estate markets outside the
Greater Washington, D.C. area..., page 20

26. We note that you may make selected acquisitions or develop properties outside the Great Washington, D.C. area. Please expand your disclosure to identify those geographic areas.

Our management has no prior experience operating a REIT or public company..., page 20

27. Please revise to more specifically describe the risks associated with your officers` lack of experience operating a public company or a REIT.

Our debt level may have a negative impact on our ability to make distributions..., page 21

28. We note you have presented six risks that may result from your level of debt and the limitations imposed by your debt agreements. Please consider discussing each of these risk factors under a separate caption that adequately describes the risk being presented.
Focus on how these risks may affect your business in a degree or manner that is different or more significant than other companies in your industry.

29. Please revise to briefly discuss the limitation imposed by your debt agreements.







      Risks Related to Our Organization and Structure, page 22

We may experience conflicts of interest with our chairman, president and chief executive officer..., page 22

30. Please revise to disclose whether you have any procedures for resolving conflicts of interest. If so, briefly describe those procedures.

      Risks Related to the Real Estate Industry, page 26

Our performance and stockholder value are subject to risks associated with real estate assets..., page 26

31. The risks you have cited could apply to any company in the real estate industry. Please limit your risk factor disclosure to risks that are specific to your business. Omit this risk factor or revise it to make the disclosure more specific. Refer to Item 503(c) of Regulation S-K.

Our insurance may not be adequate to cover losses, including those that result from earthquakes or terrorist acts, page 27

32. In order to give depth to your disclosure, please quantify the limits on coverage per occurrence under your current property insurance policy.

      The cost of compliance with or liabilities under environmental laws..., page 27

33. Please revise to disclose whether you are aware of any adverse environmental conditions at any of your initial properties.
Describe
the nature of the problem and any remedial actions you have taken. If material, please include an estimate of the total remediation costs you expect to incur. Provide similar disclosure with respect to mold problems in the next risk factor

Investment in our common stock has various federal, state and local income tax risks..., page 29

34. Please revise to describe this risk in more detail and to explain how the risk affects Columbia Equity or the securities being offered.

      We may be subject to adverse legislative or regulatory changes..., page 29

35. Please revise your risk factor to focus on how this risk may affect your business in a degree or manner that is different or more significant than other REITs in your industry.

A Warning About Forward-Looking Statements, page 32

36. Please revise the last sentence under this heading to clarify that you have an obligation to update your disclosure to the extent that it becomes materially deficient or misleading.

Use of Proceeds, page 33

37. Please revise to provide the information discussed in Instruction
5 to Item 504 of Regulation S-K.

Distribution Policy, page 36

38. Please revise to state that your cash available for distributions may be less than 90% of your REIT taxable income, which could require you to sell assets or borrow funds in order to make distributions. Provide similar disclosure in the prospectus summary and on page 52.
Also, please include a risk factor that addresses this risk.

39. Please revise to clarify that distributions in excess of available cash will constitute a return of capital rather than a dividend to stockholders. In this regard, we note your disclosure in
the last paragraph on page 36.   Provide similar disclosure in the
summary.

40. We note that your ability to make distributions to your stockholders will depend, in part, upon your receipt of distributions from your operating partnership. Please revise your disclosure to indicate whether or not there are any restrictions on the ability of
Columbia Equity LP to transfer funds to Columbia Equity.

41. Please revise to provide a discussion of any restrictions that limit or prevent you from making a distribution.

Selected Financial and Other Data, page 38

42. Related to the number of properties and net rentable square feet, please revise your presentation to clarify the nature of your ownership interest in these properties for readers. For example, we note that you appear to be presenting properties in which you have a
1% interest in the same manner as properties in which you own 100% on a pro forma basis.

43. Please revise your definition of FFO to be consistent with the White Paper if that is the basis for your calculation. The White Paper does not appear to add back minority interest in its definition of FFO. Additionally, please explain to readers how management uses both "FFO for the operating partnership" and "FFO attributable to common shareholders" and why each measure is useful to investors as required by Item 10(e) of Regulation S-K. Finally, please revise your presentation to clarify how you have calculated "FFO allocable to minority interest."

Management`s Discussion and Analysis of Financial Conditions and
Results of Operation, page 40

Overview, page 40

44. Please expand to describe your two categories of fee income - transaction fees and asset management fees. Discuss where and how you generate these fees.

Summary of Critical Accounting Policies and Estimates

Investments in Real Estate, page 43

45. Please expand your critical accounting policy discussion and disclose the manner in which you intend to account for contributed properties and properties to be acquired from related parties and third parties. In addition, expand your accounting policy disclosure to distinguish between properties held for sale and assets to be held and used.

46. We note that you intend to acquire joint venture ownership interests in real estate properties. Please revise to describe the manner in which you plan to account for future joint venture investments and how you will evaluate investments for potential variable interests pursuant to FIN 46R. Your disclosure should explain the measurement by which significant influence will be assessed. In addition, please distinguish between your accounting treatment for non-VIE joint venture investments in both the corporate and partnership form.

Results of Operation, page 44

Comparison of Nine Months Ended September 30, 2004 to Nine Months
Ended September 30, 2003, page 44

47. Fee Income. You indicate in the last paragraph on page 44 that the decline in fee income was due to a "decrease in transaction fees due to lower transaction volume." Please revise to explain the reason for the decrease in transaction volume. Also, discuss whether you believe this is a trend that may have a continuing effect on operations.

48. Equity in Net Income of Real Estate Entities. We note that equity in net income of real estate entities decreased for the nine months ended September 30, 2004. Please revise to discuss whether you believe this is a trend that may have a continuing effect on operations.

Liquidity and Capital Resources, page 50

49. We note your short term and long term liquidity requirements on page 50. Please revise to quantify all materials requirements.

50. Please revise your disclosure to provide a discussion of any anticipated renovations or capital improvements. Indicate the source of funds and timing for any capital improvements. In addition, discuss your polices relating to the capital improvements of your properties. We may have additional comments.

51. Please include any purchase obligations within the contractual obligations table in accordance with Item 303(a)(5) of Regulation
S-
K.

52. We note your statement in the second paragraph on page 2 that as of February 8, 2005, you reached a preliminary agreement on terms for the potential purchase of three office properties. Please revise to discuss the source of funds for those acquisitions. We may have further comments.

53. Revise to clarify whether you currently have a firm commitment related to the credit facility you anticipate entering into concurrently with or shortly after the completion of the offering.

Formation Transactions, page 54

54. Please revise to briefly describe all material terms in the contribution agreements including material representations and warranties.

55. For ease of reference, please consider providing a table that shows the consideration to be paid and each of the parties involved in each of the formation transactions.

56. Please revise to disclose how you determined the amount of consideration and partnership units that will be given in exchange for each property. Also, provide a more detailed description of the formulas you will use to determine the consideration paid under each of the contribution agreements.

57. Please revise to specifically indicate the ownership percentage each of your officers and directors has in each of the company`s that will contribute the initial properties. Further, quantify the consideration each officer and director will receive in exchange for their contribution as a result of their ownership interest in the contributing entities. Provide similar disclosure in the summary section.

Our Business and Properties, page 58

58. We note your disclosure on page 58 that you have reached preliminary agreement on terms for the potential purchase of three office properties for purchase prices aggregating approximately $182.5 million. Please supplementally tell us the status of these negotiations. We may have further comments.

	Our Market, page 63

59. Please provide supplemental support for the industry data you cite on pages 59-63. Please highlight the materials or otherwise indicate the specific portions of the relevant documents that support the disclosure.

Our Operating Strategy, page 66

60. Please revise your disclosure to outline the material terms of your agreement with the Trammel Crow Company.

Our Competitive Strengths, page 67

61. Please revise to briefly explain how you calculate internal rate of return.

      Description of Properties, page 72

62. Please revise to outline briefly any proposed program for the renovation, improvement or developments of any of your properties. Include an estimate of the cost and the method of financing to be used. If such a program does not exist, please disclose that fact.

63. Supplementally tell us why you do not include a "Major Tenant" and "Lease Expiration Schedule" for the Atrium, Madison Place,
Independence Center, and 1575 Eye Street properties. In this regard, we note that you include these tables for other properties.

Asset Management Agreements, page 84

64. Please revise to discuss the material terms of your asset management agreement with The Oliver Carr Company.


Policies With Respect to Certain Activities, page 89

65. Investment in Real Estate or Interests in Real Estate. Please revise to include a specific statement as to whether or not it is your policy to acquire assets primarily for possible capital gain or primarily for income. See Instruction 5 of Item 13(a) to Form S-11.

Management, page 94

	Summary Compensation Table, page 99

66. Please expand the table to include compensation paid to each person by your predecessor for the fiscal year ended December 31, 2004.

      Restricted Shares, page 104

67. Please confirm that you will disclose, as necessary, any award of restricted stock in your Summary Compensation Table on page 99.

Certain Relationships and Related Party Transactions, page 106

Benefits to be Received by Our Executive Officers and Directors in Our Formation Transactions, page 106

68. Refer to the first full paragraph on page 107. Please revise to describe the type and amount of consideration you will receive for the shares of restricted stock that you will issue to directors and executive officers upon completion of the offering. Disclose the number of shares that you will issue to each person. If these shares represent compensation for services, please include them in the summary compensation table.

	Certain Business Relationships, page 107

69. You indicate in the first paragraph under this heading that you will reimburse Carr Capital for "certain costs and expenses."
Please
revise to describe those costs and expenses.

Principal Stockholders, page 109

70. Please revise to disclose the address of each beneficial owner, director, or executive officer. See Item 403 of Regulation S-K.


Description of Our Common Stock, page 110

71. Please revise the introductory paragraph to remove the implication that your disclosure is not complete. Although you are not required to describe each and every term of your common stock, you must provide a complete summary of the material terms.

Shares Eligible For Future Sale, page 144

	Rule 144, page 114

72. Please revise your disclosure to indicate the amount of common equity that could be sold pursuant to Rule 144 beginning 90 days after the date of your prospectus.

Underwriting, page 144

Directed Shares, page 145

73. You indicate that your directors, officers, employees, business associates and related persons associated with you will be entitled to purchase shares in the program. Please tell us whether the business associates and related persons associated with you are registered broker-dealers.

74. We note that at your request, the underwriters have reserved shares for sale, at the initial public offering price, shares for officers, directors, employees and other persons associated with Columbia Equity who have expressed an interest in purchasing common stock in this offering. Please supplementally confirm, if true, that:

* except for the underwriters commission, the offers and sales are on the same terms as those offered to the general public;

* no offers were made prior to the filing of the registration statement;

* offers were made only with the prospectus; and

* no funds have or will be committed or paid prior to effectiveness of the registration statement.

75. Supplementally provide a copy of the materials that you sent to the directed share program participants and explain to us in more detail how the program will work.

76. Please revise to clarify whether the shares issued through the directed share program will be subject to lock-up agreements and, if so, briefly describe the lock-up agreements.

      Lock-Up Agreements, page 145

77. Please disclose the number of shares that are subject to the 180-
day lockup periods following the effectiveness of the resale registration statement.

Electronic Prospectus Delivery, page 147

78. Please revise to identify the underwriters that may engage in electronic distribution of your prospectus. Also, please supplementally tell us how your procedures for the electronic distribution of your prospectus comply with Section 5 of the Securities Act. In particular, please provide your analysis of how you or the underwriters will provide investors with a prospectus that satisfies the prospectus delivery requirements. In addition, please describe the following to us in more detail:

* The communications used;

* The manner of conducting the distribution and sale, such as the use of indications of interest or conditional offers; and

* The funding of an account and payment of the purchase price.

Your analysis should address the communications made during the pre-effective and post-effective periods. If the underwriters` procedures for electronic distribution have already been approved by the staff, please confirm that the procedures have not changed since the time of our approval.

79. Tell us whether you or the underwriters have any arrangements with a third party to host or access your preliminary prospectus on the Internet. If so, identify the party and the website, describe the material terms of your agreement and provide us with any written agreement. Provide us also with copies of all information concerning your company or prospectus that appeared on their website. If you subsequently enter into any such agreements, promptly supplement your response.

Pro Forma Combined Financial Statements, page F-2

80. Expand the introduction to clarify your basis for inclusion of properties in the pro forma financial statements such that management believes it is probable that the registrant will acquire these properties.

Unaudited Pro Forma Combined Balance Sheet, page F-3

81. Revise the pro forma balance sheet to present the impact of the offering after giving effect to the formation transactions, property acquisitions and debt repayment. Please disclose in a subtotal column the combined effect of all transactions other than the offering so that the pro forma financial position of the registrant before the offering is transparent to investors. Follow this with an additional column to give effect to the offering and then a final column to reflect the registrant on a pro forma basis after all transactions and the offering.

Unaudited Pro Forma Combined Statements of Operations, pages F-4 and
F-5

82. Revise to present basic and diluted per share data on the face of the pro forma income statements, as well as the number of shares used to compute per share data. Please note that if you do not know how many Operating Partnership units will be outstanding, pro forma presentations should be made that give effect to the range of possible results. Refer to Item 11-02(b)(8) of Regulation S-X.

Notes to Unaudited Pro Forma Combined Financial Statements, page
F-6

83. Refer to pro forma footnotes 7 and 8. Disclose in the footnotes to the pro forma balance sheet how you determined the amount of minority interest in the acquisition of properties and unconsolidated real estate entities and advise us.

84. Refer to pro forma footnote 13. Please provide in a separate footnote sufficiently detailed support for your pro forma adjustment to depreciation expense. Disclose the new cost basis of each type of asset and the period and method of depreciation so that your policies and calculations are transparent to readers. In addition, please clarify where you are recording the amortization of above-market and below-market leases as it does not appear they are included in revenues.

85. Refer to pro forma footnote 14. Expand your footnote disclosure to provide sufficiently detailed support on a property level for your pro forma adjustment to management fee income.

86. Related to footnote 15, please revise to clarify the amount of equity in earnings you have eliminated related to entities not contributed to the REIT.






Columbia Equity Trust, Inc.

Balance Sheet, page F-11

Note 1 - Organization and Description of Business, page F-12

87. We note that Columbia Predecessor is not a legal entity but rather a combination of real estate entities under common ownership and management. Expand your disclosure to clarify the nature of the common control relationship pursuant to paragraph 3 of EITF 02-5. Please include similar disclosure in the Columbia Predecessor financial statements with an explanation of your basis for presenting combined financial statements under paragraph 22 of ARB 51.

Note 3 - Offering Costs, page F-13

88. We note that in connection with the offering, CCC has or will incur legal, accounting and related costs, which will be reimbursed by the Company upon the consummation of the offering. If material, amend to disclose the amount of potential reimbursable costs incurred to date.

Note 4 - Stock Based Compensation and Stock Split, page F-13

89. We note that the Company expects to record compensation expense at the time of the offering based on the fair value of the Company`s stock on the grant date. Considering that the shares issued to a member of management at formation appear to be in exchange for cash consideration, please advise us if they were issued as compensation.
If they were issued as compensation, please tell us why you did not record compensation expense at the date of issuance.

Columbia Equity Trust, Inc. Predecessor

Combined Financial Statements

Note 2 - Summary of Significant Accounting Policies, page F-20

c) Real Estate Entities, page F-20

90. Please provide us with your basis for using the equity method in which your ownership percentage appears to be minor, such as 1% to 14%. Refer to paragraph 8 of SOP 78-9.



Significant Properties

Combined Statements of Revenue and Certain Expenses

91. Considering that you intend to acquire the significant properties from a related party, amend your registration statement, pursuant to
Item 3-14 of Regulation S-X, to include an audited statement of revenue and certain expenses for the three most recent fiscal years.

92. Please supplementally advise us why you have not included financial statements required by Rule 3-14 of Regulation S-X for the acquisitions referred to on page 58.

King I, LLC and Madison Place, LLC

Financial Statements, page F-43 and F-53

93. We note that after the formation transactions, you intend to own a 50% interest in the King Street and Madison Place properties. Based on your anticipated investment and the conditions to be met for providing financial statements under Rule 3-05 of Regulation S-X, it appears that financial statements of your other joint venture interests may be required. Please revise to include the financial statements or advise us of your calculations for the tests used to determine significance.

Statements of Operations, page F-45 and F-55

94. We note that you present depreciation and amortization expense outside of operating income. In a supplemental response, advise us of the facts and circumstances considered in determining that depreciation and amortization expense is not integral to the operations of King I and Madison Place to allow for classification within operations or reclassify your presentation. Refer to
Item 5-03(b)2 of Regulation S-X and SAB Topic 11:B.

Part II

Item 36.  Financial Statements and Exhibits.

95. Please file all required exhibits as promptly as possible. We will review the exhibits prior to granting effectiveness of the registration statement and may have further comments after our review. If you are not in a position to file your legal and tax opinions with the next amendment, please provide draft copies for us to review.

96. Please file your Asset Management Agreements with the Trammel
Crow Company and The Oliver Carr Company as exhibits to your registration statement, or tell us why you believe you are not required to file them.

* * * *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Rachel Zablow, Accountant, at (202) 942-5336 or
Steven Jacobs, Senior Staff Accountant, at (202) 824-5222 if you have questions regarding comments on the financial statements and related matters. Please contact Jeffrey Shady, Attorney-Advisor, at (202) 942-1901 or me at (202) 942-1960 with any other questions.



Sincerely,



Karen J. Garnett
Assistant Director

cc:	David C. Wright, Esq (via facsimile)
      Hunton & Williams LLP
??

??

??

??

Columbia Equity Trust, Inc.
Form S-11
Page 19